FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 16, 2021, announcing Gilat’s Fourth Quarter and Full Year 2020 Results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442 and 333-236028) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 16, 2021	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Fourth Quarter and Full Year 2020 Results

Fourth Quarter GAAP Net Profit of $62.4 million and Adjusted EBITDA of $1.1 million
Net Profit includes termination fees, net of costs

Dov Baharav, Chairman of the Board, Announced His Plans to Step Down During 2021

Petah Tikva, Israel – February 16, 2021 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter Financial Highlights

•	Revenues of $42.6 million versus $78.3 million in Q4 2019 and improved from $37.3 million in the previous quarter;
•
GAAP operating income of $62.7 million versus $9.2 million in Q4 2019 and an operating loss of $10.9 million in Q3 2020; GAAP operating income includes income related to the settlement with Comtech, net of related expenses, of $64.8 million;

•	Non-GAAP operating loss of $1.6 million, compared with operating income of $9.9 million in Q4 2019, improved compared with an operating loss of $1.9 million in the previous quarter;
•
GAAP net income of $62.4 million, or income of $1.12 per diluted share, compared with net income of $24.0 million, or income of $0.43 per diluted share in Q4 2019 and net loss in the previous quarter of $11.6 million, or loss of $0.21 per share; GAAP net income includes $64.8 million income related to the settlement with Comtech, net of related expenses, while GAAP net income in Q4 2019 includes a $15.5 million tax benefit;

•
Non-GAAP net loss of $1.9 million, or loss of $0.03 per diluted share, compared with net income of $9.1 million, or income of $0.16 per diluted share in Q4 2019, and an improvement compared with a net loss of $2.6 million, or loss of $0.05 per share, as reported in the previous quarter;

•	Adjusted EBITDA of $1.1 million compared with adjusted EBITDA of $13.1 million in Q4 2019; and improved compared with adjusted EBITDA of $0.6 million in the previous quarter;
•	Received $70 million in merger cancellation fees from Comtech;
•	Cash dividend of $20 million paid to shareholders during the quarter; additional cash dividend of $35 million declared in the quarter and paid in January 2021;

Full year 2020 Financial Highlights

•	Revenue of $165.9 million, compared with $263.5 million in 2019;
•	GAAP operating income of $37.6 million compared to $25.6 million in 2019; GAAP operating income includes income of $53.6 million related to the settlement with Comtech, net of related expenses;
•	Non-GAAP operating loss of $13.7 million compared with non-GAAP operating income of $29.2 million in 2019;
•
GAAP net income of $34.9 million or $0.63 per diluted share compared with $36.5 million in 2019 or $0.65 per diluted share; GAAP net income includes income of $53.6 million related to the settlement with Comtech, net of related expenses, while GAAP net income in 2019 includes a $15.5 million tax benefit;

•	Non-GAAP net loss of $16.4 million or loss of $0.30 per diluted share compared to non-GAAP net income of $24.7 million or income of $0.44 per diluted share in 2019;
•	Adjusted EBITDA was $3.3 million loss compared with adjusted EBITDA of $40.2 million in 2019;

Management Commentary

Adi Sfadia, Gilat's CEO, commented: “During 2020, and specifically during the second half of the year, we made major technological achievements and closed some very significant deals, all of which position us very well for 2021 and onward. In particular, we saw wins in most of our growth areas, mainly Cellular Backhaul and NGSO.

"We won multiple managed service deals providing us with significant recurring revenue. In 5G backhaul - another growth engine for us, we are making solid headway and during the year, we successfully demonstrated the transport of 5G traffic with outstanding performance over Thaicom's GEO HTS satellite. We also solidified our position, as a front-runner in providing the ground-segment for NGSO constellations, with an award in the fourth quarter with a potential of over $50M in support of a LEO constellation.

“In addition, given that IFC is and will continue to play a major role in attracting air travelling customers, I am confident that as air travel resumes its recovery, we will see a significant rise in demand for our IFC products and solutions.”

Mr. Sfadia concluded, “I am very encouraged by our strong bookings in the second half of 2020 which have continued into 2021, as well as the enormous investments targeting our industry. Despite my belief that the pandemic may still effect our 2021 operation to some extent, I am confident that our 2021 operating results will be materially better than those of 2020.”

Dov Baharav stated: “Today I announced my plan to step down from my position as chairman of Gilat's Board of Directors during 2021 and retire, following a seven year tenure. I will retain my position until a new Chariman is appointed. I conclude my period with great pride and with a feeling of satisfaction. In the last seven years the company reached extraordinary technological and business achievements, and is extremely well positioned to take advantage of the robust opportunities we are currently seeing in the market."

Key Recent Announcements

o	Gilat Shipped Initial Aero Modems Out of a Multi-Million-Dollar Potential in China
o	CORPAC Awards Gilat Multi-Million-Dollar Contract to Provide Mission Critical Telecom Systems for Peru's Airports
o	Gilat Awarded Contract with a Potential of Over $50 Million to Supply Wavestream’s Gateway Solid State Power Amplifiers for Low Earth Orbit Constellation
o	Gilat’s Proven ESA Technology Successfully Demonstrated over Inmarsat's Global Xpress
o	AXESS Awards Gilat Multi-Million Dollars to Expand Cellular Coverage for Two Key Mobile Operators in Mexico
o	Globe Awards Gilat Multi-Million US Dollar Managed Service Contract for Significant Expansion of Cellular Backhaul Project
o	Gilat Declares $35 Million Cash Dividend to Shareholders
o	Hispasat Awards Gilat a Multi-Million Dollar Order for Cellular Backhaul over Satellite to Extend Altan La Red Compartida Service to Rural Mexico
o	Gilat Equips Hundreds of Boats, Vessels and Cruise Ships with Satellite Communication
o	Gilat Receives Multi-Million-Dollar Order for a US Department of Defense Tactical Communications Program
o	United States Government Awards Gilat Additional Multi-Million-Dollar Contract for Military Communications Program

Conference Call Details

Gilat’s management will discuss its fourth quarter and full year 2020 results and business achievements and participate in a question and answer session:

Date:	Tuesday, February 16, 2021
Start:	09:30 AM EST / 16:30 IST
Dial-in:	US: 1-866-744-5399
International: (+972) 3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: www.veidan-stream.com/gilatq4-2020.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start:	February 16, 2021 at 12:00 PM EST / 19:00 IST
End:	February 19, 2021 at 12:00 PM EST / 19:00 IST
Dial-in:	US: 1-888-326-9310; International: (+972) 3-925-5904

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, trade secrets and other litigation expenses, restructuring and reorganization costs, merger, acquisition and related litigation expense (income), net and initial recognition of deferred tax asset with respect to carry-forward losses.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Ehud Helft
GK Investor & Public Relations
gilat@gkir.com
+1 646 688 3559

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Twelve months ended		Three months ended
	December 31,		December 31,
	2020	2019	2020	2019
	Unaudited	Audited	Unaudited

Revenues	$165,885	$263,492	$42,627	$78,314
Cost of revenues	124,670	167,615	29,329	51,246

Gross profit	41,215	95,877	13,298	27,068

Research and development expenses	27,689	32,208	7,474	8,120
Less - grants	1,386	2,024	454	414
Research and development expenses, net	26,303	30,184	7,020	7,706
Selling and marketing expenses	16,871	21,488	4,534	5,156
General and administrative expenses	14,063	18,515	3,794	4,849
Merger, acquisition and related litigation expenses (income), net	(53,633)	118	(64,782)	118

Total operating expenses (income)	3,604	70,305	(49,434)	17,829

Operating income	37,611	25,572	62,732	9,239

Financial expenses, net	1,907	2,617	192	677

Income before taxes on income	35,704	22,955	62,540	8,562

Taxes on income (tax benefit)	793	(13,583)	98	(15,459)

Net income	$34,911	$36,538	$62,442	$24,021

Basic earnings per share	$0.63	$0.66	$1.12	$0.43

Diluted earnings per share	$0.63	$0.65	$1.12	$0.43

Weighted average number of shares used in
computing earnings per share
Basic	55,516,113	55,368,703	55,545,654	55,485,961
Diluted	55,583,474	56,030,976	55,815,099	56,034,744

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	December 31, 2020			December 31, 2019
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	Unaudited			Unaudited

Gross profit	$13,298	42	$13,340	$27,068	70	$27,138
Operating expenses (income)	(49,434)	64,389	14,955	17,829	(550)	17,279
Operating income (loss)	62,732	(64,347)	(1,615)	9,239	620	9,859
Income (loss) before taxes on income	62,540	(64,347)	(1,807)	8,562	620	9,182
Net income (loss)	62,442	(64,347)	(1,905)	24,021	(14,908)	9,113

Basic earnings (loss) per share	$1.12	$(1.15)	$(0.03)	$0.43	$(0.27)	$0.16
Diluted earnings (loss) per share	$1.12	$(1.15)	$(0.03)	$0.43	$(0.27)	$0.16

Weighted average number of shares used in
computing earnings per share
Basic	55,545,654		55,545,654	55,485,961		55,485,961
Diluted	55,815,099		55,545,654	56,034,744		56,122,960

	Three months ended			Three months ended
		December 31, 2020			December 31, 2019
		Unaudited			Unaudited

GAAP net income		$62,442			$24,021

Gross profit
Non-cash stock-based compensation expenses		39			58
Amortization of intangible assets related to acquisition transactions		3			12
		42			70
Operating expenses (income)
Non-cash stock-based compensation expenses		254			347
Amortization of intangible assets related to acquisition transactions		54			49
Trade secrets and other litigation expenses		85			36
Merger, acquisition and related litigation expenses (income), net		(64,782)			118
		(64,389)			550

Tax benefit		-			(15,528)

Non-GAAP net income (loss)		$(1,905)			$9,113

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Twelve months ended			Twelve months ended
	December 31, 2020			December 31, 2019
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	Unaudited			Audited	Unaudited

Gross profit	$41,215	186	$41,401	$95,877	776	$96,653
Operating expenses	3,604	51,502	55,106	70,305	(2,890)	67,415
Operating income (loss)	37,611	(51,316)	(13,705)	25,572	3,666	29,238
Income (loss) before taxes on income	35,704	(51,316)	(15,612)	22,955	3,666	26,621
Net income (loss)	34,911	(51,316)	(16,405)	36,538	(11,862)	24,676

Basic earnings (loss) per share	$0.63	$(0.93)	$(0.30)	$0.66	$(0.21)	$0.45
Diluted earnings (loss) per share	$0.63	$(0.93)	$(0.30)	$0.65	$(0.21)	$0.44

Weighted average number of shares used in
computing earnings per share
Basic	55,516,113		55,516,113	55,368,703		55,368,703
Diluted	55,583,474		55,516,113	56,030,976		56,165,945

	Twelve months ended			Twelve months ended
		December 31, 2020			December 31, 2019
		Unaudited			Unaudited

GAAP net income		$34,911			$36,538

Gross profit
Non-cash stock-based compensation expenses		166			257
Amortization of intangible assets related to acquisition transactions		20			490
Restructuring and re-organization costs		-			29
		186			776
Operating expenses (income)
Non-cash stock-based compensation expenses		1,114			1,878
Amortization of intangible assets related to acquisition transactions		204			203
Trade secrets and other litigation expenses		96			136
Merger, acquisition and related litigation expenses (income), net		(53,633)			118
Restructuring and re-organization costs		717			555
		(51,502)			2,890

Tax benefit		-			(15,528)

Non-GAAP net income (loss)		$(16,405)			$24,676

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Twelve months ended		Three months ended
	December 31,		December 31,
	2020	2019	2020	2019
	Unaudited		Unaudited

GAAP operating income	$37,611	$25,572	$62,732	$9,239
Add (deduct):
Non-cash stock-based compensation expenses	1,280	2,135	293	405
Trade secrets and other litigation expenses	96	136	85	36
Restructuring and re-organization costs	717	584	-	-
Merger, acquisition and related litigation expenses (income), net	(53,633)	118	(64,782)	118
Depreciation and amortization (*)	10,653	11,676	2,729	3,263

Adjusted EBITDA	$(3,276)	$40,221	$1,057	$13,061

(*) Including amortization of lease incentive

SEGMENT REVENUE:

	Twelve months ended		Three months ended
	December 31,		December 31,
	2020	2019	2020	2019
	Unaudited	Audited	Unaudited

Fixed Networks	$92,671	$127,265	$25,085	$33,161
Mobility Solutions	54,169	104,665	11,751	34,050
Terrestrial Infrastructure Projects	19,045	31,562	5,791	11,103

Total revenue	$165,885	$263,492	$42,627	$78,314

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2020	2019
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$88,754	$74,778
Restricted cash	27,162	27,067
Trade receivables, net	27,976	47,731
Contract assets	41,573	23,698
Inventories	31,304	27,203
Other current assets	16,637	23,007

Total current assets	233,406	223,484

LONG-TERM ASSETS:
Long-term restricted cash	42	124
Severance pay funds	6,665	6,831
Deferred taxes	19,295	18,455
Operating lease right-of-use assets	4,879	5,211
Other long term receivables	7,797	10,156

Total long-term assets	38,678	40,777

PROPERTY AND EQUIPMENT, NET	77,172	82,584

INTANGIBLE ASSETS, NET	1,082	1,523

GOODWILL	43,468	43,468

TOTAL ASSETS	$393,806	$391,836

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	December 31,	December 31,
	2020	2019
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,000	$4,096
Trade payables	20,487	20,725
Accrued expenses	46,387	54,676
Advances from customers and deferred revenues	26,244	27,220
Operating lease liabilities	1,911	1,977
Dividend payable	35,003	-
Other current liabilities	13,322	12,261

Total current liabilities	147,354	120,955

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	-	4,000
Accrued severance pay	7,136	7,061
Long-term advances from customers	1,890	2,866
Operating lease liabilities	2,985	3,258
Other long-term liabilities	631	108

Total long-term liabilities	12,642	17,293

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,647	2,643
Additional paid-in capital	928,627	927,348
Accumulated other comprehensive loss	(6,017)	(5,048)
Accumulated deficit	(691,447)	(671,355)

Total shareholders' equity	233,810	253,588

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$393,806	$391,836

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Twelve months ended		Three months ended
	December 31,		December 31,
	2020	2019	2020	2019
	Unaudited		Unaudited
Cash flows from operating activities:
Net income	$34,911	$36,538	$62,442	$24,021
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	10,291	10,978	2,534	2,730
Capital loss from disposal of property and equipment	181	461	147	461
Stock-based compensation of options	1,280	2,135	293	405
Accrued severance pay, net	242	361	205	16
Exchange rate differences on long-term loans	-	(12)	-	(12)
Deferred income taxes, net	(865)	(12,555)	(966)	(13,636)
Decrease (increase) in trade receivables, net	19,332	(1,323)	(1,520)	(1,464)
Decrease (increase) in contract assets	(17,875)	24,062	(3,471)	(1,346)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	8,940	(817)	1,021	603
Decrease (increase) in inventories	(5,050)	(8,076)	100	(391)
Decrease (increase) in trade payables	(157)	(3,884)	3,178	631
Decrease in accrued expenses	(7,549)	(11,671)	(7,356)	(2,767)
Increase (decrease) in advance from customers	(1,898)	1,112	2,218	10,019
Increase (decrease) in current and non current liabilities	1,377	(2,527)	1,596	765
Net cash provided by operating activities	43,160	34,782	60,421	20,035

Cash flows from investing activities:
Purchase of property and equipment	(4,716)	(7,982)	(1,976)	(2,333)
Net cash used in investing activities	(4,716)	(7,982)	(1,976)	(2,333)

Cash flows from financing activities:
Exercise of stock options	-	375	-	-
Dividend payment	(19,999)	(24,864)	(19,999)	-
Repayment of long-term loans	(4,096)	(4,447)	-	(94)
Net cash used in financing activities	(24,095)	(28,936)	(19,999)	(94)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(360)	(99)	270	136

Increase (decrease) in cash, cash equivalents and restricted cash	13,989	(2,235)	38,716	17,744

Cash, cash equivalents and restricted cash at the beginning of the period	101,969	104,204	77,242	84,225

Cash, cash equivalents and restricted cash at the end of the period	$115,958	$101,969	$115,958	$101,969